Nasdaq Regulation



Arnold Golub
Vice President
Deputy General Counsel

July 10, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 10, 2025, The Nasdaq Stock Market (the "Exchange") received from Themes ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


Leverage Shares 2X Long AAL Daily ETF


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,